Key metrics
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	18,467	3,060	4,412	–	319
Provision for credit losses	83	41	(110)	102	–
Total operating expenses	5,620	4,334	4,950	30	14
Income/(loss) before taxes	12,764	(1,315)	(428)	–	–
Net income/(loss) attributable to shareholders	12,432	(1,393)	(273)	–	–
Cost/income ratio (%)	30.4	141.6	112.2	–	–
Effective tax rate (%)	2.7	(6.2)	35.3	–	–
Basic earnings/(loss) per share (CHF)	3.10	(0.46)	(0.10)	–	–
Diluted earnings/(loss) per share (CHF)	3.08	(0.46)	(0.10)	–	–
Return on equity (%)	109.4	(12.5)	(2.4)	–	–
Return on tangible equity (%)	117.5	(13.5)	(2.6)	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,252.6	1,293.6	1,554.9	(3.2)	(19.4)
Net new assets/(net asset outflows)	(61.2)	(110.5)	7.9	(44.6)	–
Balance sheet statistics (CHF million)
Total assets	540,291	531,358	739,554	2	(27)
Net loans	261,424	264,165	287,682	(1)	(9)
Total shareholders' equity	54,066	45,129	44,442	20	22
Tangible shareholders' equity	52,085	41,768	41,204	25	26
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	20.3	14.1	13.8	–	–
CET1 leverage ratio	7.6	5.4	4.3	–	–
Tier 1 leverage ratio	7.6	7.7	6.1	–	–
Share information
Shares outstanding (million)	3,946.9	3,941.3	2,556.1	0	54
of which common shares issued	4,002.2	4,002.2	2,650.7	0	51
of which treasury shares	(55.3)	(60.9)	(94.6)	(9)	(42)
Book value per share (CHF)	13.70	11.45	17.39	20	(21)
Tangible book value per share (CHF)	13.20	10.60	16.12	25	(18)
Market capitalization (CHF million)	3,292	11,062	19,272	(70)	(83)
Number of employees (full-time equivalents)
Number of employees	48,150	50,480	51,030	(5)	(6)
See relevant tables and related narratives for additional information on these metrics.

Credit Suisse
In 1Q23, we recorded net income attributable to shareholders of CHF 12,432 million. As of the end of 1Q23, our CET1 ratio was 20.3%. On March 19, 2023, Credit Suisse Group AG and UBS Group AG entered into a merger agreement.
Results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net interest income	900	1,484	1,459	(39)	(38)
Commissions and fees	1,733	1,893	2,601	(8)	(33)
Trading revenues [1]	62	(581)	(36)	–	–
Other revenues	15,772	264	388	–	–
Net revenues	18,467	3,060	4,412	–	319
Provision for credit losses	83	41	(110)	102	–
Compensation and benefits	2,398	2,062	2,458	16	(2)
General and administrative expenses	1,392	1,710	2,148	(19)	(35)
Commission expenses	207	210	298	(1)	(31)
Goodwill impairment	1,324	0	0	–	–
Restructuring expenses	299	352	46	(15)	–
Total other operating expenses	3,222	2,272	2,492	42	29
Total operating expenses	5,620	4,334	4,950	30	14
Income/(loss) before taxes	12,764	(1,315)	(428)	–	–
Income tax expense/(benefit)	345	82	(151)	321	–
Net income/(loss)	12,419	(1,397)	(277)	–	–
Loss attributable to noncontrolling interests	(13)	(4)	(4)	225	225
Net income/(loss) attributable to shareholders	12,432	(1,393)	(273)	–	–
Statement of operations metrics
Return on regulatory capital (%)	125.5	(11.8)	(3.5)	–	–
Cost/income ratio (%)	30.4	141.6	112.2	–	–
Effective tax rate (%)	2.7	(6.2)	35.3	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	3.10	(0.46)	(0.10)	–	–
Diluted earnings/(loss) per share	3.08	(0.46)	(0.10)	–	–
Return on equity (%, annualized)
Return on equity	109.4	(12.5)	(2.4)	–	–
Return on tangible equity	117.5	(13.5)	(2.6)	–	–
Book value per share (CHF)
Book value per share	13.70	11.45	17.39	20	(21)
Tangible book value per share	13.20	10.60	16.12	25	(18)
Balance sheet statistics (CHF million)
Total assets	540,291	531,358	739,554	2	(27)
Risk-weighted assets	243,431	250,540	273,043	(3)	(11)
Leverage exposure	653,047	650,551	878,023	0	(26)
Number of employees (full-time equivalents)
Number of employees	48,150	50,480	51,030	(5)	(6)
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types

Credit Suisse reporting structure
Effective January 1, 2023, Credit Suisse includes the results of our five reporting segments, including the Capital Release Unit, and the Corporate Center. Core does not include the Capital Release Unit.
Results summary
1Q23 results
In 1Q23, we reported net income attributable to shareholders of CHF 12,432 million, compared to a net loss attributable to shareholders of CHF 273 million in 1Q22 and a net loss attributable to shareholders of CHF 1,393 million in 4Q22. 1Q23 primarily reflected the write-down to zero of CHF 15 billion of additional tier 1 capital notes as ordered by the Swiss Financial Market Supervisory Authority FINMA (FINMA). In 1Q23, we reported income before taxes of CHF 12,764 million, compared to a loss before taxes of CHF 428 million in 1Q22 and a loss before taxes of CHF 1,315 million in 4Q22. Adjusted loss before taxes in 1Q23 was CHF 1,316 million compared to adjusted income before taxes of CHF 300 million in 1Q22 and an adjusted loss before taxes of CHF 1,015 million in 4Q22.
> Refer to “Credit Suisse and UBS to merge” in “Other information” for further information relating to the merger announcement and the additional tier 1 capital notes write-down.
In 1Q23, and described further below, Credit Suisse experienced significant withdrawals of cash deposits, non-renewal of maturing time deposits and net asset outflows across Wealth Management, Swiss Bank and Asset Management. The corresponding reduction in assets under management and deposits is expected to lead to reduced net interest income and recurring commissions and fees. In particular, this will likely lead to a substantial loss in Wealth Management in 2Q23.
In light of the merger announcement, the adverse revenue impact from the previously disclosed exit from non-core businesses and exposures, restructuring charges and funding costs, Credit Suisse would also expect the Investment Bank and the Group to report a substantial loss before taxes in 2Q23 and 2023. The Group’s actual results will depend on a number of factors, including the performance of the Investment Bank and Wealth Management divisions; deposit or net asset flows; the continued exit of non-core positions; goodwill, software and other impairments; litigation; regulatory actions; credit spreads and related funding costs; the usage and availability of the Swiss National Bank (SNB) liquidity facilities; the impact of continued voluntary and involuntary employee attrition; and the outcome of certain other items, including potential real estate sales. We are taking proactive measures to protect our client franchise, manage risks and facilitate operational stability.
Results details
Net revenues
In 1Q23, we reported net revenues of CHF 18,467 million, which increased 319% compared to 1Q22, driven by higher net revenues in the Corporate Center and in the Capital Release Unit, partially offset by lower net revenues in the Investment Bank, Wealth Management, Swiss Bank and Asset Management. The increase in net revenues in the Corporate Center was primarily driven by treasury results, which reflected the write-down of additional tier 1 capital notes ordered by FINMA. The increase in the Capital Release Unit primarily reflected a gain of CHF 726 million from the sale of a significant part of the Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo), partially offset by a loss of revenues from businesses transferred from the Investment Bank, particularly from SPG. The decrease in the Investment Bank was driven by low client activity and less favorable conditions, particularly in our equity sales and trading, capital markets and advisory franchises. The decrease in Wealth Management mainly reflected lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees. The decrease in the Swiss Bank reflected lower revenues across all major revenue categories. The decrease in Asset Management was mainly driven by decreased investment and partnership income and reduced management fees.
Compared to 4Q22, net revenues were significantly higher, primarily reflecting higher net revenues in the Corporate Center, the Capital Release Unit and the Investment Bank, partially offset by lower net revenues in Wealth Management, Asset Management and Swiss Bank. The increase in the Corporate Center was primarily driven by treasury results, which reflected the write-down of additional tier 1 capital notes. The increase in the Capital Release Unit mainly reflected the gain on the Apollo transaction. Net revenues in the Investment Bank increased compared to low levels in 4Q22 and included gains on increased buyback activity principally in our structured notes portfolio across equities and fixed income at prices reflecting significantly wider own credit spreads. The decrease in Wealth Management mainly reflected lower other revenues and lower net interest income. The decrease in Asset Management was driven by decreased investment and partnership income, partially offset by higher performance and transaction revenues. The decrease in Swiss Bank was primarily driven by lower other revenues and lower net interest income.
Provision for credit losses
In 1Q23, provision for credit losses of CHF 83 million were mainly related to CHF 40 million in the Swiss Bank, CHF 21 million in Wealth Management and CHF 18 million in the Investment Bank and reflected an increase in specific provisions and an increase in non-specific provisions for expected credit losses compared to 1Q22.
Total operating expenses
Compared to 1Q22, total operating expenses of CHF 5,620 million increased 14%, mainly reflecting a goodwill impairment charge of CHF 1,324 million in 1Q23, which was mostly recognized in Wealth Management and increased restructuring expenses, partially offset by lower general and administrative expenses and lower compensation and benefits. 1Q23 included restructuring expenses of CHF 299 million. General and administrative expenses decreased 35%, mainly due to lower litigation expenses compared to 1Q22. Net litigation expenses of CHF 703 million in 1Q22 were primarily related to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and Wealth Management. Compared to 1Q22, compensation and benefits decreased 2%, mainly reflecting lower variable compensation. Adjusted total operating expenses in 1Q23 of CHF 3,966 million decreased 6% compared to CHF 4,237 million in 1Q22.
Compared to 4Q22, total operating expenses increased 30%, mainly reflecting the goodwill impairment charge in 1Q23 and increases in compensation and benefits, partially offset by lower general and administrative expenses and lower restructuring expenses. Compensation and benefits increased 16%, including the acceleration of deferred compensation expenses due to the cancellation of outstanding deferred compensation awards. General and administrative expenses decreased 19%, primarily reflecting lower litigation expenses. Adjusted total operating expenses were stable compared to 4Q22.
> Refer to “Compensation” and “Goodwill” in “Other information” for further information relating to these matters.
Income tax
The Group has used a year-to-date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate the 1Q23 income tax expense. This is mainly due to the inability to forecast for 2023 related to the previously disclosed issues affecting Credit Suisse.
In 1Q23, the Group incurred an income tax expense of CHF 345 million on pre-tax income of CHF 12,764 million. This primarily reflected the impact of CHF 218 million from the geographical mix of results adjusted by certain non-deductible expenses. Additionally, we recorded a valuation allowance of CHF 109 million reflecting the reassessment of deferred tax assets due to the Group’s performance. The impact of the gain from the write-down of additional tier 1 capital notes, on which the Group utilized significant tax losses from prior years, resulted in a tax expense of CHF 18 million.
Overall, net deferred tax liabilities decreased CHF 437 million from CHF 1,073 million in 4Q22 to CHF 636 in 1Q23, primarily driven by a reduction in deferred tax liability associated with the additional tier 1 capital notes write-down, partially offset by the reassessment of the deferred tax assets.
Regulatory capital
As of the end of 1Q23, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 20.3% and our risk-weighted assets (RWA) were CHF 243.4 billion.
Core results
In 1Q23, Core net revenues of CHF 18,122 million increased 329% compared to 1Q22, reflecting higher net revenues in the Corporate Center, partially offset by lower net revenues in the Investment Bank, Wealth Management, Swiss Bank and Asset Management. Provision for credit losses was CHF 79 million, primarily related to provision for credit losses of CHF 40 million in Swiss Bank, CHF 21 million in Wealth Management and CHF 18 million in the Investment Bank. Total operating expenses of CHF 4,880 million increased 16% compared to 1Q22, mainly reflecting the goodwill impairment charge in 1Q23 and significantly increased restructuring expenses, partially offset by a 42% decrease in general and administrative expenses.
Compared to 4Q22, Core net revenues increased 466% compared to 4Q22, primarily reflecting increased net revenues in the Corporate Center and in the Investment Bank, partially offset by lower net revenues in Wealth Management, Asset Management and Swiss Bank. Total operating expenses increased 35% compared to 4Q22, primarily reflecting the goodwill impairment charge in 1Q23 and a 14% increase in compensation and benefits, partially offset by a 18% decrease in general and administrative expenses and a 35% decrease in restructuring expenses.

Other information
Credit Suisse and UBS to merge
On March 19, 2023, Credit Suisse Group AG (Credit Suisse) and UBS Group AG (UBS) entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the SNB and FINMA. UBS will be the surviving entity upon closing of the merger transaction. Under the terms of the merger agreement all shareholders of Credit Suisse will receive 1 share in UBS for 22.48 shares in Credit Suisse. This exchange ratio reflected a merger consideration of approximately CHF 3 billion for all shares in Credit Suisse at a price of CHF 17.11 per UBS share as of the close on March 17, 2023 at the SIX Swiss Exchange. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of shares in UBS or Credit Suisse prior to completion. In connection with the merger, Credit Suisse’s shares and American Depositary Shares will be delisted from stock exchanges. The SNB has granted Credit Suisse access to significant credit facilities that provide substantial liquidity support to Credit Suisse, a portion of which are supported by default guarantees provided by the Swiss government. As of March 31, 2023 the net amount of borrowings under these facilities amounted to CHF 108 billion after repayments of CHF 60 billion in the quarter, with further repayments of CHF 10 billion as of the date of this report. Pursuant to an emergency ordinance which was issued by the Swiss Federal Council, the merger transaction will be implemented without the need for the approval of the shareholders of Credit Suisse or UBS. We will work closely with UBS to ensure that the transaction is completed in a timely manner. The consummation of the merger remains subject to customary closing conditions.
> Refer to “Risk factors” for further information on risks that may arise in relation to these matters.
In addition, FINMA ordered that Credit Suisse’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. This led to a corresponding gain recognized in 1Q23 of CHF 15,007 million.
Annual General Meeting
As a result of the announced planned merger between Credit Suisse and UBS, the Board of Directors of Credit Suisse (Board) announced on March 29, 2023 the withdrawal of certain previously disclosed proposals to the 2023 Annual General Meeting (AGM). The withdrawals pertained to the proposed discharge of members of the Board and the Executive Board for the financial year 2022 and the proposed Transformation Award as it related to compensation for the Executive Board. In addition, the Board further informed shareholders on its proposal regarding the appropriation of retained earnings and ordinary distribution of a dividend. Pursuant to the emergency ordinance, Credit Suisse was not permitted to resolve on and distribute a dividend for the financial year 2022, and the proposal for distribution of a dividend was withdrawn, although under Swiss law shareholders would still need to vote on the appropriation of retained earnings.
On April 4, 2023 at the AGM, the shareholders of Credit Suisse approved all remaining proposals of the Board at the AGM in Zurich, with two exceptions. The shareholders did not approve the proposed maximum aggregate compensation of the Executive Board for a term until the closing of the planned merger with UBS, which compensation would have been pro-rated for such term, and certain proposed amendments to the Articles of Association were not adopted due to a lack of the required quorum. Shareholders elected Axel P. Lehmann as Chairman of the Board for a term until the closing of the planned merger with UBS. Following his re-election to the Board, Christian Gellerstad was appointed as Vice-Chair and Lead Independent Director. Shan Li, Seraina Macia, Blythe Masters, Richard Meddings and Ana Paula Pessoa did not stand for re-election at the 2023 AGM. Shareholders confirmed all other members of the Board who stood for re-election for a term until the closing of the planned merger with UBS.
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it entered into definitive transaction agreements for the Apollo transaction. This transaction involves phased closings through the first half of 2023. On February 7, 2023, the parties completed the first closing of such transaction, and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions. Following this first closing, there were three subsequent closings in 1Q23 with further assets transferred. These closings, together with the recently completed sales of other portfolio assets to Apollo and other third parties and certain business reductions, resulted in a total reduction of the asset equivalent exposures of SPG and related financing businesses from USD 74 billion as of September 30, 2022 to approximately USD 26 billion as of March 31, 2023. In 1Q23, Credit Suisse recognized a pre-tax gain of USD 0.8 billion as a result of the Apollo transaction, partially offset by losses on the valuation of certain financing arrangements associated with the Apollo transaction.
In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement.
> Refer to “Strategy” in I – Information on the company in the Credit Suisse Annual Report 2022 for further information regarding these agreements.

Liquidity issues in 1Q23
In the second half of March 2023, Credit Suisse experienced significant withdrawals of cash deposits as well as non-renewal of maturing time deposits. Customer deposits declined by CHF 67 billion in 1Q23. These outflows, which were most acute in the days immediately preceding and following the announcement of the merger, stabilized to much lower levels, but had not yet reversed as of the date of this report. The Group’s three-month average daily LCR was 178% as of the end of 1Q23, improved from lower levels earlier in the quarter after benefitting from the liquidity facilities from the SNB. Prior to the significantly increased outflows, on March 14, 2023 our quarter to date daily average LCR was approximately 153%, improved from the three-month average daily LCR of 144% at the end of 2022.
Outflows in assets under management in 1Q23
At the Group level, net asset outflows in 1Q23 were CHF 61 billion or 5% of assets under management as of the end of 4Q22, in particular following net asset outflows in the second half of March 2023 across all businesses. In Wealth Management, these outflows in 1Q23 represented 9% of assets under management reported as of the end of 4Q22. In the Swiss Bank, these outflows in 1Q23 represented 1% of assets under management reported as of the end of 4Q22. In Asset Management, these outflows in 1Q23 represented 3% of assets under management reported as of the end of 4Q22. These outflows have moderated but have not yet reversed as of the date of this report. Deposit outflows represented 57% of Wealth Management and Swiss Bank net asset outflows in 1Q23.
CS First Boston
Credit Suisse Group AG, and M. Klein & Co LLC have mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse considering Credit Suisse’s recently announced merger with UBS Group AG.
Goodwill
Following a review of the Group’s financial plans to reflect the deposit and assets under management outflows in 1Q23, the Group concluded that the estimated fair value of the Wealth Management reporting unit was below its related carrying value and as a result a goodwill impairment charge of CHF 1.3 billion was recorded for the quarter, resulting in a goodwill balance of zero for that reporting unit. The fair value of the remaining reporting units with goodwill (Swiss Bank and Asset Management) exceeded their related carrying values and no further impairments were necessary as of March 31, 2023.
The fair value of the Asset Management reporting unit exceeded its related carrying value by less than 10%. The reporting unit has experienced a significant level of assets under management outflows. The goodwill allocated to this reporting unit has become more sensitive to an impairment due to these outflows, and there is a significant risk of a future goodwill impairment for this reporting unit if its future performances does not achieve the financial projections contained within our financial plan.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in a transfer of CHF 30 million of goodwill between the reporting units. The Group fully impaired this goodwill in 1Q23.
Impairment of capitalized internally developed software costs
Following an assessment of the balance sheet carrying value of internally developed software costs, an impairment of CHF 65 million was recorded as restructuring expenses in 1Q23 relating to the Investment Bank.
Compensation
On April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. Under US GAAP accounting guidance, the nature of such a cancellation of deferred compensation required an acceleration of deferred compensation expense in 1Q23 for the outstanding share-based portion of the compensation awards with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards a credit to the income statement for previously accrued expenses.
Credit ratings
Following the announcement of the merger, all three major rating agencies revised their credit outlooks. On March 20, 2023, Moody’s Investor Service placed on review for upgrade all long-term ratings of Credit Suisse Group AG and Credit Suisse AG, as well as the short-term ratings of Credit Suisse AG, and at the same time revised the outlook for Credit Suisse Group AG and Credit Suisse AG to “Ratings under review” from “Negative”. Also on March 20, 2023, S&P Global Ratings placed the long- and short-term issuer credit ratings of Credit Suisse Group AG and Credit Suisse AG on “CreditWatch Positive” from “Stable”. On March 21, 2023, Fitch Ratings placed Credit Suisse Group AG's Long-Term Issuer Default Rating and the Long-Term and Short-Term Issuer Default Ratings of Credit Suisse AG on “Rating Watch Evolving” from “Negative”.
Public tender offers for debt securities
Credit Suisse also announced on March 16, 2023 that it was making a cash tender offer in relation to ten US dollar denominated senior debt securities for an aggregate consideration of up to USD 2.5 billion. Concurrently, Credit Suisse also announced a separate cash tender offer in relation to four Euro denominated senior debt securities for an aggregate consideration of up to EUR 500 million. The offers expired on March 22, 2023, and pursuant to the tender offers, we repurchased USD 0.6 billion and EUR 2.0 billion of such debt securities.

Material weakness of internal control over financial reporting
In March 2023, the Group reported material weaknesses of internal control over financial reporting as disclosed and detailed in the 2022 Annual Report audited financial statements in the section entitled “Controls and procedures”. Management is committed to maintaining a strong internal control environment and implementing measures designed to ensure that the material weaknesses are remediated as soon as possible.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 13 million in 1Q23 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the Archegos and supply chain finance funds matters
In prior financial reports, we have outlined the losses associated with the Archegos matter and the legal and regulatory consequences of that matter and the SCFF matter. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity, capital position or reputation. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. Our employee attrition has been higher over the last year, undoubtedly owing at least in part to these matters. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2022 for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk factors
The merger we previously announced with UBS is subject to closing conditions that, if not satisfied or, to the extent waivable, waived, would result in the merger not being completed, which could seriously jeopardize our financial viability and raise substantial doubt about our ability to continue as a going concern
The merger is subject to the satisfaction (or waiver, to the extent waivable, by UBS) of a number of conditions as set forth in the merger agreement, including, among others, (i) receipt of approval of the transaction by FINMA and granting by FINMA of arrangements separately agreed upon and such decisions and arrangements remaining in full force and effect and not having been amended, conditioned or revoked before completion, (ii) receipt of certain other regulatory approvals that are not subject to any condition, restriction or undertaking that would reasonably be capable of causing a material adverse effect on us, UBS, any of our or UBS’s subsidiaries or other affiliates, or the combined group and (iii) receipt of certain governmental approvals that are not subject to any condition, restriction, obligation or undertaking that would result in any disposal of any UBS asset or business or that would reasonably be capable of causing a material adverse effect on us, UBS, any of our or UBS’s subsidiaries or other affiliates, or the combined group. There can be no assurance as to when these conditions to the transaction will be satisfied (or, to the extent waivable, waived by UBS), if at all, or that other events will not intervene to delay or result in the failure to complete the transaction. While Credit Suisse believes these conditions will be satisfied and that the merger will be successfully consummated, if the merger were not to be completed, our financial viability could be jeopardized, which would raise substantial doubt regarding our ability to continue as a going concern.
Until the merger is consummated, the risks to our business and operations are exacerbated
In light of the announced merger and other recent events leading to it, many of the risks contained under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 14, 2023, are exacerbated. These risks include, among others, risks to our operations, the loss of clients, higher employee attrition, additional net asset and deposit outflows and further asset impairments, including subsidiary participation valuations (with potential impacts on Bank Parent capital), IT impairments and goodwill. For example, recent developments have already increased our employee attrition. Delays in the timely consummation of the merger could therefore have a material adverse effect on our business.
> Refer to “Risk factor” in I – Information on the company in the Credit Suisse Annual Report 2022 for further information on risks that could adversely affect our businesses, results of operations and financial condition.

Results overview
in / end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Corporate Center	Core	Capital Release Unit	Credit Suisse
1Q23 (CHF million)
Net revenues	893	973	187	1,017	15,052	18,122	345	18,467
Provision for credit losses	21	40	0	18	0	79	4	83
Compensation and benefits	650	413	128	789	116	2,096	302	2,398
Total other operating expenses	1,683	233	90	658	120	2,784	438	3,222
of which general and administrative expenses	299	178	66	432	96	1,071	321	1,392
of which goodwill impairment	1,294	0	0	30	0	1,324	0	1,324
of which restructuring expenses	46	27	4	106	17	200	99	299
Total operating expenses	2,333	646	218	1,447	236	4,880	740	5,620
Income/(loss) before taxes	(1,461)	287	(31)	(448)	14,816	13,163	(399)	12,764
Return on regulatory capital (%)	(72.3)	9.0	(15.5)	(25.3)	–	158.4	–	125.5
Cost/income ratio (%)	261.3	66.4	116.6	142.3	–	26.9	–	30.4
Total assets	119,471	208,828	3,124	64,025	46,769	442,217	98,074	540,291
Goodwill	0	485	1,068	0	0	1,553	0	1,553
Risk-weighted assets	46,331	70,420	8,054	39,631	39,277	203,713	39,718	243,431
Leverage exposure	133,394	231,497	2,259	118,037	48,282	533,469	119,578	653,047
4Q22 (CHF million)
Net revenues	1,094	1,016	261	621	209	3,201	(141)	3,060
Provision for credit losses	(5)	28	1	2	0	26	15	41
Compensation and benefits	636	408	142	658	(10)	1,834	228	2,062
Total other operating expenses	528	274	146	736	106	1,790	482	2,272
of which general and administrative expenses	419	227	111	490	59	1,306	404	1,710
of which restructuring expenses	65	13	12	165	53	308	44	352
Total operating expenses	1,164	682	288	1,394	96	3,624	710	4,334
Income/(loss) before taxes	(65)	306	(28)	(775)	113	(449)	(866)	(1,315)
Return on regulatory capital (%)	(3.0)	9.5	(13.3)	(37.7)	–	(5.1)	–	(11.8)
Cost/income ratio (%)	106.4	67.1	110.3	224.5	–	113.2	–	141.6
Total assets	128,192	197,627	3,382	74,932	24,577	428,710	102,648	531,358
Goodwill	1,304	488	1,111	0	0	2,903	0	2,903
Risk-weighted assets	47,241	69,646	8,408	39,647	39,424	204,366	46,174	250,540
Leverage exposure	140,377	220,792	2,508	129,190	24,275	517,142	133,409	650,551
1Q22 (CHF million)
Net revenues	1,342	1,144	339	1,609	(213)	4,221	191	4,412
Provision for credit losses	26	23	0	(3)	(1)	45	(155)	(110)
Compensation and benefits	648	410	143	868	41	2,110	348	2,458
Total other operating expenses	670	232	139	582	477	2,100	392	2,492
of which general and administrative expenses	603	197	111	466	473	1,850	298	2,148
of which restructuring expenses	10	1	0	4	(2)	13	33	46
Total operating expenses	1,318	642	282	1,450	518	4,210	740	4,950
Income/(loss) before taxes	(2)	479	57	162	(730)	(34)	(394)	(428)
Return on regulatory capital (%)	(0.1)	14.4	27.6	6.9	–	(0.3)	–	(3.5)
Cost/income ratio (%)	98.2	56.1	83.2	90.1	–	99.7	–	112.2
Total assets	162,284	223,087	3,678	135,892	43,345	568,286	171,268	739,554
Goodwill	1,328	489	1,114	0	0	2,931	0	2,931
Risk-weighted assets	50,714	71,029	8,206	43,417	42,766	216,132	56,911	273,043
Leverage exposure	170,816	248,559	2,812	195,704	41,635	659,526	218,497	878,023

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Corporate Center	Core Results	Capital Release Unit	Credit Suisse
1Q23 (CHF million)
Net revenues	893	973	187	1,017	15,052	18,122	345	18,467
Real estate (gains)/losses	0	(1)	0	0	0	(1)	0	(1)
(Gains)/losses on business sales	0	0	0	0	0	0	(726)	(726)
Additional tier 1 capital notes write-down	0	0	0	0	(15,007)	(15,007)	0	(15,007)
Adjusted net revenues	893	972	187	1,017	45	3,114	(381)	2,733
Provision for credit losses	21	40	0	18	0	79	4	83
Total operating expenses	2,333	646	218	1,447	236	4,880	740	5,620
Goodwill impairment	(1,294)	–	0	(30)	0	(1,324)	0	(1,324)
Restructuring expenses	(46)	(27)	(4)	(106)	(17)	(200)	(99)	(299)
Major litigation provisions	(6)	0	0	0	(16)	(22)	0	(22)
Expenses related to real estate disposals	0	0	0	(2)	0	(2)	(1)	(3)
Archegos	0	0	0	0	0	0	(6)	(6)
Adjusted total operating expenses	987	619	214	1,309	203	3,332	634	3,966
Income/(loss) before taxes	(1,461)	287	(31)	(448)	14,816	13,163	(399)	12,764
Adjusted income/(loss) before taxes	(115)	313	(27)	(310)	(158)	(297)	(1,019)	(1,316)
Adjusted return on tangible equity (%)	–	–	–	–	–	–	–	(16.5)
Adjusted return on regulatory capital (%)	(5.7)	9.9	(13.8)	(17.5)	–	(3.6)	–	(12.9)
4Q22 (CHF million)
Net revenues	1,094	1,016	261	621	209	3,201	(141)	3,060
Real estate (gains)/losses	(122)	(51)	0	0	(18)	(191)	0	(191)
(Gain)/loss on InvestLab/Allfunds Group	0	0	0	0	0	0	75	75
(Gain)/loss on equity investment in SIX Group AG	10	10	0	0	0	20	0	20
Adjusted net revenues	982	975	261	621	191	3,030	(66)	2,964
Provision for credit losses	(5)	28	1	2	0	26	15	41
Total operating expenses	1,164	682	288	1,394	96	3,624	710	4,334
Restructuring expenses	(65)	(13)	(12)	(165)	(53)	(308)	(44)	(352)
Major litigation provisions	(6)	0	0	(12)	12	(6)	(28)	(34)
Expenses related to equity investment in Allfunds Group	0	0	0	0	0	0	(2)	(2)
Archegos	0	0	0	0	0	0	(8)	(8)
Adjusted total operating expenses	1,093	669	276	1,217	55	3,310	628	3,938
Income/(loss) before taxes	(65)	306	(28)	(775)	113	(449)	(866)	(1,315)
Adjusted income/(loss) before taxes	(106)	278	(16)	(598)	136	(306)	(709)	(1,015)
Adjusted return on tangible equity (%)	–	–	–	–	–	–	–	(9.6)
Adjusted return on regulatory capital (%)	(4.8)	8.6	(7.4)	(29.0)	–	(3.5)	–	(9.1)

Reconciliation of adjustment items (continued)
in	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Corporate Center	Core Results	Capital Release Unit	Credit Suisse
1Q22 (CHF million)
Net revenues	1,342	1,144	339	1,609	(213)	4,221	191	4,412
Real estate (gains)/losses	(20)	(84)	(1)	(50)	0	(155)	(9)	(164)
(Gains)/losses on business sales	3	0	0	0	0	3	0	3
(Gain)/loss on InvestLab/Allfunds Group	0	0	0	0	0	0	353	353
(Gain)/loss on equity investment in SIX Group AG	(2)	(3)	0	0	0	(5)	0	(5)
Archegos	0	0	0	0	0	0	(17)	(17)
Adjusted net revenues	1,323	1,057	338	1,559	(213)	4,064	518	4,582
Provision for credit losses	26	23	0	(3)	(1)	45	(155)	(110)
Archegos	0	0	0	0	0	0	155	155
Adjusted provision for credit losses	26	23	0	(3)	(1)	45	0	45
Total operating expenses	1,318	642	282	1,450	518	4,210	740	4,950
Restructuring expenses	(10)	(1)	0	(4)	2	(13)	(33)	(46)
Major litigation provisions	(230)	0	0	0	(423)	(653)	0	(653)
Expenses related to real estate disposals	0	0	0	(2)	0	(2)	(1)	(3)
Archegos	0	0	0	0	0	0	(11)	(11)
Adjusted total operating expenses	1,078	641	282	1,444	97	3,542	695	4,237
Income/(loss) before taxes	(2)	479	57	162	(730)	(34)	(394)	(428)
Adjusted income/(loss) before taxes	219	393	56	118	(309)	477	(177)	300
Adjusted return on tangible equity (%)	–	–	–	–	–	–	–	4.3
Adjusted return on regulatory capital (%)	9.3	11.8	27.0	5.0	–	5.1	–	2.4

Wealth Management
In 1Q23, we reported a loss before taxes of CHF 1,461 million, mainly reflecting a goodwill impairment charge of CHF 1,294 million, compared to a loss before taxes of CHF 2 million in 1Q22. Net revenues of CHF 893 million decreased 33% compared to 1Q22.
Results summary
1Q23 results
In 1Q23, we reported a loss before taxes of CHF 1,461 million compared to a loss before taxes of CHF 2 million in 1Q22. Net revenues of CHF 893 million decreased 33%, mainly reflecting lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees. We recorded a provision for credit losses of CHF 21 million compared to a provision for credit losses of CHF 26 million in 1Q22. Total operating expenses of CHF 2,333 million increased 77%, mainly driven by a goodwill impairment charge of CHF 1,294 million in 1Q23.
We reported a loss before taxes of CHF 1,461 million compared to a loss before taxes of CHF 65 million in 4Q22. Net revenues decreased 18%, mainly reflecting lower other revenues and lower net interest income. We recorded a provision for credit losses of CHF 21 million compared to a release of provision for credit losses of CHF 5 million in 4Q22. Total operating expenses increased 100%, mainly driven by the goodwill impairment charge.
Capital and leverage metrics
As of the end of 1Q23, we reported RWA of CHF 46.3 billion, a decrease of CHF 0.9 billion compared to the end of 4Q22, mainly due to movements in risk levels in credit risk, driven by a decrease in lending exposures, partially offset by positive impacts from external and internal model and parameter updates in credit risk. Leverage exposure of CHF 133.4 billion was CHF 7.0 billion lower compared to the end of 4Q22, mainly driven by lower business usage and a decrease in high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net revenues	893	1,094	1,342	(18)	(33)
Provision for credit losses	21	(5)	26	–	(19)
Compensation and benefits	650	636	648	2	0
General and administrative expenses	299	419	603	(29)	(50)
Commission expenses	44	44	57	0	(23)
Goodwill impairment	1,294	0	0	–	–
Restructuring expenses	46	65	10	(29)	–
Total other operating expenses	1,683	528	670	219	151
Total operating expenses	2,333	1,164	1,318	100	77
Loss before taxes	(1,461)	(65)	(2)	–	–
Statement of operations metrics
Return on regulatory capital (%)	(72.3)	(3.0)	(0.1)	–	–
Cost/income ratio (%)	261.3	106.4	98.2	–	–

Divisional results (continued)
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	345	438	549	(21)	(37)
Recurring commissions and fees	342	353	413	(3)	(17)
Transaction- and performance-based revenues	206	189	360	9	(43)
Other revenues	0	114	20	(100)	(100)
Net revenues	893	1,094	1,342	(18)	(33)
Balance sheet statistics (CHF million)
Total assets	119,471	128,192	162,284	(7)	(26)
Net loans	76,854	79,483	96,987	(3)	(21)
Risk-weighted assets	46,331	47,241	50,714	(2)	(9)
Leverage exposure	133,394	140,377	170,816	(5)	(22)
Margins on assets under management (annualized) (bp)
Gross margin [1]	66	75	74	–	–
Net margin [2]	(108)	(5)	0	–	–
Number of relationship managers
Number of relationship managers	1,660	1,790	1,940	(7)	(14)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	1Q23	4Q22	1Q22
Results (CHF million)
Net revenues	893	1,094	1,342
Real estate (gains)/losses	0	(122)	(20)
(Gains)/losses on business sales	0	0	3
(Gain)/loss on equity investment in SIX Group AG	0	10	(2)
Adjusted net revenues	893	982	1,323
Provision for credit losses	21	(5)	26
Total operating expenses	2,333	1,164	1,318
Goodwill impairment	(1,294)	–	–
Restructuring expenses	(46)	(65)	(10)
Major litigation provisions	(6)	(6)	(230)
Adjusted total operating expenses	987	1,093	1,078
Loss before taxes	(1,461)	(65)	(2)
Adjusted income/(loss) before taxes	(115)	(106)	219
Adjusted return on regulatory capital (%)	(5.7)	(4.8)	9.3
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 1Q22, net revenues of CHF 893 million decreased 33%, reflecting lower net interest income, lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues. Net interest income of CHF 345 million decreased 37%, mainly reflecting lower loan margins on lower average loan volumes, higher costs related to interest rate management, higher funding costs due to significant deposit outflows and lower funding benefits. These results were partially offset by the impact of higher deposit margins despite significantly lower average deposit volumes. Transaction- and performance-based revenues of CHF 206 million decreased 43%, mainly driven by lower client activity and lower corporate advisory fees. Recurring commissions and fees of CHF 342 million decreased 17%, adversely impacted by lower average assets under management, and mainly reflected in lower discretionary mandate fees, lower investment product fees, lower security account and custody services fees and lower investment advisory fees. Other revenues were zero in 1Q23 compared to other revenues of CHF 20 million in 1Q22, mainly reflecting gains on the sale of real estate of CHF 20 million.
Compared to 4Q22, net revenues decreased 18%, reflecting lower other revenues, lower net interest income and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. Other revenues were zero in 1Q23 compared to other revenues of CHF 114 million in 4Q22, mainly reflecting a gain on the sale of real estate of CHF 122 million. Net interest income decreased 21%, mainly reflecting lower deposit margins on significantly lower average deposit volumes, stable loan margins on lower average loan volumes, higher costs related to interest rate management and higher funding costs due to significant deposit outflows. Recurring commissions and fees decreased 3%, reflecting the impact of lower average assets under management, and mainly driven by lower discretionary mandate fees, lower investment product fees and lower security account and custody services fees and lower investment advisory fees. Transaction- and performance-based revenues increased 9%, mainly driven by higher client activity, partially offset by lower corporate advisory fees.
> Refer to “Outflows in assets under management in 1Q23” in Credit Suisse for further information.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured lending.
In 1Q23, we recorded a provision for credit losses of CHF 21 million compared to a provision for credit losses of CHF 26 million in 1Q22 and a release of provision for credit losses of CHF 5 million in 4Q22. The provision in 1Q23 was primarily driven by one case in the real estate sector and an increase in non-specific provisions for expected credit losses.
Total operating expenses
Compared to 1Q22, total operating expenses of CHF 2,333 million increased 77%, mainly driven by the goodwill impairment charge of CHF 1,294 million and higher restructuring expenses of CHF 46 million in 1Q23, partially offset by lower general and administrative expenses. General and administrative expenses of CHF 299 million decreased 50%, as 1Q22 included significantly higher litigation expenses and lower allocated corporate function costs and lower professional services fees in 1Q23. Compensation and benefits of CHF 650 million were stable, with higher allocated corporate function costs offset by lower discretionary compensation expenses.
Compared to 4Q22, total operating expenses increased 100%, mainly driven by the goodwill impairment charge, partially offset by lower general and administrative expenses and lower restructuring expenses. General and administrative expenses decreased 29%, primarily driven by lower allocated corporate function costs, lower professional services fees, lower litigation expenses and lower advertising and marketing expenses. Compensation and benefits increased 2%, mainly from higher allocated corporate function costs and higher deferred compensation expenses from prior year awards, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 66 basis points in 1Q23, a decrease of eight basis points compared to 1Q22, mainly driven by lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by a 25.3% decrease in average assets under management. Compared to 4Q22, our gross margin was nine basis points lower, mainly reflecting lower other revenues and lower net interest income, partially offset by a 7.2% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was negative 108 basis points in 1Q23, a decrease of 108 basis points and 103 basis points compared to 1Q22 and 4Q22, respectively. These decreases mainly reflected higher total operating expenses, driven by the goodwill impairment charge in 1Q23, and lower net revenues.
Assets under management
As of the end of 1Q23, assets under management of CHF 502.5 billion were CHF 38.0 billion lower compared to the end of 4Q22, mainly driven by significant net asset outflows, partially offset by favorable market-related movements. Net asset outflows of CHF 47.1 billion were driven by outflows across all regions.
> Refer to “Outflows in assets under management in 1Q23” in Credit Suisse for further information.

Assets under management
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Assets under management (CHF billion)
Assets under management	502.5	540.5	707.0	(7.0)	(28.9)
Average assets under management	541.0	583.0	724.4	(7.2)	(25.3)
Assets under management by currency (CHF billion)
USD	240.1	257.4	344.0	(6.7)	(30.2)
EUR	96.7	106.7	133.4	(9.4)	(27.5)
CHF	58.9	62.2	75.8	(5.3)	(22.3)
Other	106.8	114.2	153.8	(6.5)	(30.6)
Assets under management	502.5	540.5	707.0	(7.0)	(28.9)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(47.1)	(92.7)	4.8	–	–
Other effects	9.1	(2.2)	(40.4)	–	–
of which market movements	14.6	12.3	(31.6)	–	–
of which foreign exchange	(2.5)	(13.1)	6.5	–	–
of which other	(3.0)	(1.4)	(15.3)	–	–
Increase/(decrease) in assets under management	(38.0)	(94.9)	(35.6)	–	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(34.9)	(58.4)	2.6	–	–
Other effects	6.8	(1.3)	(21.8)	–	–
Increase/(decrease) in assets under management (annualized)	(28.1)	(59.7)	(19.2)	–	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(20.9)	(12.9)	0.1	–	–
Other effects	(8.0)	(14.3)	(6.7)	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(28.9)	(27.2)	(6.6)	–	–

Swiss Bank
In 1Q23, we reported income before taxes of CHF 287 million compared to income before taxes of CHF 479 million in 1Q22. Net revenues of CHF 973 million decreased 15% compared to 1Q22, reflecting lower revenues across all major revenue categories.
Results summary
1Q23 results
In 1Q23, income before taxes of CHF 287 million decreased 40% compared to 1Q22. Net revenues of CHF 973 million decreased 15%, reflecting lower revenues across all major revenue categories. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Provision for credit losses was CHF 40 million compared to CHF 23 million in 1Q22. Total operating expenses of CHF 646 million were stable, mainly reflecting higher restructuring expenses, offset by lower general and administrative expenses.
Compared to 4Q22, income before taxes decreased 6%. Net revenues decreased 4%, primarily reflecting lower other revenues and lower net interest income. Other revenues in 4Q22 included gains on the sale of real estate of CHF 51 million, partially offset by a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 10 million. Provision for credit losses was CHF 40 million compared to CHF 28 million in 4Q22. Total operating expenses decreased 5%, mainly reflecting lower general and administrative expenses, partially offset by higher restructuring expenses.
Capital and leverage metrics
As of the end of 1Q23, we reported RWA of CHF 70.4 billion, CHF 0.8 billion higher compared to the end of 4Q22, mainly related to internal model and parameter updates in credit risk, mainly due to model updates for income producing real estate, partially offset by a negative foreign exchange impact. Leverage exposure of CHF 231.5 billion increased CHF 10.7 billion compared to the end of 4Q22, primarily reflecting higher HQLA, reflecting an increase in cash held at central banks.
Divisional results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net revenues	973	1,016	1,144	(4)	(15)
Provision for credit losses	40	28	23	43	74
Compensation and benefits	413	408	410	1	1
General and administrative expenses	178	227	197	(22)	(10)
Commission expenses	28	34	34	(18)	(18)
Restructuring expenses	27	13	1	108	–
Total other operating expenses	233	274	232	(15)	0
Total operating expenses	646	682	642	(5)	1
Income before taxes	287	306	479	(6)	(40)
Statement of operations metrics
Return on regulatory capital (%)	9.0	9.5	14.4	–	–
Cost/income ratio (%)	66.4	67.1	56.1	–	–

Divisional results (continued)
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	514	523	576	(2)	(11)
Recurring commissions and fees	308	300	336	3	(8)
Transaction-based revenues	151	157	171	(4)	(12)
Other revenues	0	36	61	(100)	(100)
Net revenues	973	1,016	1,144	(4)	(15)
Balance sheet statistics (CHF million)
Total assets	208,828	197,627	223,087	6	(6)
Net loans	157,273	158,149	162,749	(1)	(3)
Risk-weighted assets	70,420	69,646	71,029	1	(1)
Leverage exposure	231,497	220,792	248,559	5	(7)
Margins on assets under management (annualized) (bp)
Gross margin [1]	73	77	78	–	–
Net margin [2]	21	23	33	–	–
Number of relationship managers
Number of relationship managers	1,660	1,670	1,680	(1)	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	1Q23	4Q22	1Q22
Results (CHF million)
Net revenues	973	1,016	1,144
Real estate (gains)/losses	(1)	(51)	(84)
(Gain)/loss on equity investment in SIX Group AG	0	10	(3)
Adjusted net revenues	972	975	1,057
Provision for credit losses	40	28	23
Total operating expenses	646	682	642
Restructuring expenses	(27)	(13)	(1)
Adjusted total operating expenses	619	669	641
Income before taxes	287	306	479
Adjusted income before taxes	313	278	393
Adjusted return on regulatory capital (%)	9.9	8.6	11.8
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 1Q22, net revenues of CHF 973 million decreased 15%, reflecting lower revenues across all major revenue categories. Net interest income of CHF 514 million decreased 11%, primarily driven by lower treasury revenues, mainly reflecting the absence of Swiss National Bank (SNB) threshold benefits following the SNB increase of interest rates, and lower loan margins on slightly lower average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Other revenues in 1Q22 included the gains on the sale of real estate. Recurring commissions and fees of CHF 308 million decreased 8%, mainly driven by lower discretionary mandate management fees, lower security account and custody services fees as well as lower banking services fees. Transaction-based revenues of CHF 151 million decreased 12%, mainly reflecting lower client activity as well as lower revenues from our Swiss investment banking business.
Compared to 4Q22, net revenues decreased 4%, primarily reflecting lower other revenues and lower net interest income. Other revenues in 4Q22 included the gains on the sale of real estate, partially offset by the loss on the equity investment in SIX. Net interest income decreased 2%, mainly driven by a negative impact from other banking book positions and lower loan margins on slightly lower average loan volumes, partially offset by higher deposit margins on lower average deposit volumes and higher treasury revenues. Transaction-based revenues decreased 4%, mainly reflecting lower revenues from our Swiss investment banking business, partially offset by higher brokerage and product issuing fees. Recurring commissions and fees increased 3%, primarily reflecting higher fees from lending activities.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 1Q23, we recorded provision for credit losses of CHF 40 million compared to CHF 23 million in 1Q22 and CHF 28 million in 4Q22. The provisions in 1Q23 mainly included specific provisions reflecting several individual cases across various industries and non-specific provisions for credit losses of CHF 19 million.
Total operating expenses
Compared to 1Q22, total operating expenses of CHF 646 million were stable, mainly reflecting higher restructuring expenses, offset by lower general and administrative expenses. In 1Q23, we incurred restructuring expenses of CHF 27 million. Compensation and benefits of CHF 413 million were stable, mainly reflecting higher deferred compensation expenses from prior-year awards, higher salary expenses as well as higher social security expenses, offset by lower discretionary compensation expenses. General and administrative expenses of CHF 178 million decreased 10%, primarily reflecting lower allocated corporate function costs.
Compared to 4Q22, total operating expenses decreased 5%, mainly reflecting lower general and administrative expenses, partially offset by higher restructuring expenses. General and administrative expenses decreased 22%, mainly reflecting lower allocated corporate function costs as well as lower advertising and marketing expenses. Compensation and benefits were stable, mainly reflecting higher social security expenses, higher deferred compensation expenses from prior-year awards as well as higher allocated corporate function costs, offset by lower discretionary compensation expenses and lower pension expenses.
Margins
Our gross margin was 73 basis points in 1Q23, a decrease of five basis points compared to 1Q22, reflecting lower revenues across all major revenue categories, partially offset by a 9.2% decrease in average assets under management. Compared to 4Q22, our gross margin was four basis points lower, mainly driven by lower other revenues and lower net interest income with stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 21 basis points in 1Q23, a decrease of twelve basis points compared to 1Q22, mainly driven by lower net revenues, partially offset by the lower average assets under management. Compared to 4Q22, our net margin was two basis points lower, driven by lower net revenues on stable average assets under management, partially offset by lower total operating expenses.
Assets under management
As of the end of 1Q23, assets under management of CHF 526.6 billion were stable compared to the end of 4Q22, mainly reflecting favorable market movements, offset by net asset outflows. Net asset outflows of CHF 6.9 billion mainly reflected outflows in our private clients business.
> Refer to “Outflows in assets under management in 1Q23” in Credit Suisse for further information.

Assets under management
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Assets under management (CHF billion)
Assets under management	526.6	525.8	582.5	0.2	(9.6)
Average assets under management	534.1	531.0	588.1	0.6	(9.2)
Assets under management by currency (CHF billion)
USD	53.3	53.5	61.1	(0.4)	(12.8)
EUR	22.4	22.0	25.4	1.8	(11.8)
CHF	443.9	443.1	487.6	0.2	(9.0)
Other	7.0	7.2	8.4	(2.8)	(16.7)
Assets under management	526.6	525.8	582.5	0.2	(9.6)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(6.9)	(8.3)	6.0	–	–
Other effects	7.7	7.0	(21.4)	–	–
of which market movements	9.5	9.6	(22.9)	–	–
of which foreign exchange	(0.6)	(2.4)	0.1	–	–
of which other	(1.2)	(0.2)	1.4	–	–
Increase/(decrease) in assets under management	0.8	(1.3)	(15.4)	–	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(5.2)	(6.3)	4.0	–	–
Other effects	5.8	5.3	(14.3)	–	–
Increase/(decrease) in assets under management (annualized)	0.6	(1.0)	(10.3)	–	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(3.1)	(0.9)	1.4	–	–
Other effects	(6.5)	(11.2)	0.6	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(9.6)	(12.1)	2.0	–	–

Asset Management
In 1Q23, we reported a loss before taxes of CHF 31 million and net revenues of CHF 187 million. Net revenues decreased 45% and 28% compared to 1Q22 and 4Q22, respectively.
Results summary
1Q23 results
In 1Q23, we reported a loss before taxes of CHF 31 million, compared to income before taxes of CHF 57 million in 1Q22, reflecting reduced net revenues. Net revenues of CHF 187 million decreased 45% compared to 1Q22, driven mainly by decreased investment and partnership income and reduced management fees. Total operating expenses of CHF 218 million decreased 23% compared to 1Q22, primarily driven by lower general and administrative expenses and lower compensation and benefits.
Our 1Q23 loss before taxes of CHF 31 million compared to a loss of CHF 28 million in 4Q22, reflecting lower net revenues, partially offset by lower total operating expenses. Net revenues decreased 28%, driven by decreased investment and partnership income, partially offset by higher performance and transaction revenues. Total operating expenses decreased 24%, mainly reflecting lower general and administration expenses and reduced compensation and benefits.
Capital and leverage metrics
As of the end of 1Q23, RWA of CHF 8.1 billion were stable compared to the end of 4Q22. Leverage exposure of CHF 2.3 billion decreased CHF 0.2 billion compared to the end of 4Q22.
Divisional results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net revenues	187	261	339	(28)	(45)
Provision for credit losses	0	1	0	(100)	–
Compensation and benefits	128	142	143	(10)	(10)
General and administrative expenses	66	111	111	(41)	(41)
Commission expenses	20	23	28	(13)	(29)
Restructuring expenses	4	12	0	(67)	–
Total other operating expenses	90	146	139	(38)	(35)
Total operating expenses	218	288	282	(24)	(23)
Income/(loss) before taxes	(31)	(28)	57	11	–
Statement of operations metrics
Return on regulatory capital (%)	(15.5)	(13.3)	27.6	–	–
Cost/income ratio (%)	116.6	110.3	83.2	–	–

Divisional results (continued)
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Net revenue detail (CHF million)
Management fees	234	233	271	0	(14)
Performance and transaction revenues	27	3	25	–	8
Investment and partnership income	(74)	25	43	–	–
Net revenues	187	261	339	(28)	(45)
of which recurring commissions and fees	234	233	272	0	(14)
of which transaction- and performance-based revenues	33	35	58	(6)	(43)
of which other revenues	(80)	(7)	9	–	–
Balance sheet statistics (CHF million)
Total assets	3,124	3,382	3,678	(8)	(15)
Risk-weighted assets	8,054	8,408	8,206	(4)	(2)
Leverage exposure	2,259	2,508	2,812	(10)	(20)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	1Q23	4Q22	1Q22
Results (CHF million)
Net revenues	187	261	339
Real estate (gains)/losses	0	0	(1)
Adjusted net revenues	187	261	338
Provision for credit losses	0	1	0
Total operating expenses	218	288	282
Restructuring expenses	(4)	(12)	–
Adjusted total operating expenses	214	276	282
Income/(loss) before taxes	(31)	(28)	57
Adjusted income/(loss) before taxes	(27)	(16)	56
Adjusted return on regulatory capital (%)	(13.8)	(7.4)	27.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 1Q22, net revenues of CHF 187 million decreased 45%, reflecting decreased investment and partnership income and reduced management fees, partially offset by higher performance and transaction revenues. The decrease in investment and partnership income was mainly due to a currency translation adjustment and impairment on the planned partial disposal of an investment. Management fees of CHF 234 million decreased 14%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Performance and transaction revenues of CHF 27 million increased 8%, mainly driven by investment-related gains.
Compared to 4Q22, net revenues decreased 28%, driven by decreased investment and partnership income, partially offset by higher performance and transaction revenues. The decrease in investment and partnership income was mainly due to a currency translation adjustment and impairment on the planned partial disposal of an investment. Performance and transaction revenues increased by CHF 24 million, mainly driven by higher investment-related gains. Management fees were stable.

Total operating expenses
Compared to 1Q22, total operating expenses of CHF 218 million decreased 23%, mainly reflecting lower general and administrative expenses and reduced compensation and benefits. General and administrative expenses of CHF 66 million decreased 41%, mainly reflecting reduced professional services fees related to the wind down and administration of the SCFF. Compensation and benefits of CHF 128 million decreased 10%, mainly reflecting lower discretionary compensation expenses. In 1Q23, we incurred restructuring expenses of CHF 4 million.
Compared to 4Q22, total operating expenses decreased 24%, mainly reflecting lower general and administrative expenses and reduced compensation and benefits. General and administrative expenses decreased 41%, mainly reflecting lower allocated corporate function costs and reduced professional services fees related to the wind down and administration of the SCFF. Compensation and benefits decreased 10%, mainly reflecting lower discretionary compensation expenses.
Assets under management
As of the end of 1Q23, assets under management of CHF 399.4 billion were CHF 3.0 billion lower compared to the end of 4Q22, mainly reflecting net asset outflows, partially offset by favorable market movements. Net asset outflows of CHF 11.6 billion were driven by outflows from traditional investments, in particular fixed income and index solutions, and from alternative investments, primarily related to outflows in credit.
> Refer to “Outflows in assets under management in 1Q23” in Credit Suisse for further information.
Assets under management
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	241.6	244.4	291.5	(1.1)	(17.1)
Alternative investments	110.9	110.2	116.9	0.6	(5.1)
Investments and partnerships	46.9	47.8	53.6	(1.9)	(12.5)
Assets under management	399.4	402.4	462.0	(0.7)	(13.5)
Average assets under management	409.3	413.9	467.8	(1.1)	(12.5)
Assets under management by currency (CHF billion)
USD	90.5	94.8	114.0	(4.5)	(20.6)
EUR	39.5	41.4	52.9	(4.6)	(25.3)
CHF	216.2	212.0	234.7	2.0	(7.9)
Other	53.2	54.2	60.4	(1.8)	(11.9)
Assets under management	399.4	402.4	462.0	(0.7)	(13.5)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(11.6)	(11.7)	(0.6)	–	–
Other effects	8.6	2.8	(14.2)	–	–
of which market movements	9.6	10.1	(15.0)	–	–
of which foreign exchange	(1.0)	(6.2)	1.7	–	–
of which other	0.0	(1.1)	(0.9)	–	–
Increase/(decrease) in assets under management	(3.0)	(8.9)	(14.8)	–	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(11.5)	(11.4)	(0.5)	–	–
Other effects	8.5	2.7	(11.9)	–	–
Increase/(decrease) in assets under management (annualized)	(3.0)	(8.7)	(12.4)	–	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(7.3)	(4.7)	0.8	–	–
Other effects	(6.2)	(10.9)	0.1	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(13.5)	(15.6)	0.9	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Investment Bank
In 1Q23, we reported a loss before taxes of CHF 448 million compared to income before taxes of CHF 162 million in 1Q22. Net revenues of CHF 1,017 million decreased 37% compared to 1Q22, reflecting continued challenging market conditions. Performance was impacted by weak client activity in light of previously disclosed issues affecting Credit Suisse.
Results summary
1Q23 results
In 1Q23, we reported a loss before taxes of CHF 448 million compared to income before taxes of CHF 162 million in 1Q22. Net revenues of CHF 1,017 million decreased 37% compared to 1Q22, mainly driven by low client activity and less favorable conditions, particularly in our equity sales and trading, capital markets and advisory franchises. These declines were partially offset by gains of CHF 236 million (USD 257 million) on increased buyback activity principally in our structured notes portfolio across equities and fixed income at prices reflecting significantly wider own credit spreads. In 1Q23, we recorded provision for credit losses of CHF 18 million compared to a release of CHF 3 million in 1Q22. Total operating expenses of CHF 1,447 million were stable compared to 1Q22, reflecting reduced compensation and benefits and lower general and administrative expenses, offset by increased restructuring expenses and a goodwill impairment charge. In light of our strategic actions, total operating expenses included CHF 106 million of restructuring expenses in 1Q23. Adjusted total operating expenses decreased 9% compared to 1Q22.
In 1Q23, we reported a loss before taxes of CHF 448 million compared to a loss of CHF 775 million in 4Q22. Net revenues increased 64% compared to low levels in 4Q22 and included gains on the buyback activity principally in our structured notes portfolio. We recorded a provision for credit losses of CHF 18 million compared to a provision of CHF 2 million in 4Q22. Total operating expenses increased 4%, mainly due to higher compensation and benefits, partially offset by lower restructuring expenses and lower general and administrative expenses. Adjusted total operating expenses increased 8% compared to 4Q22.
Divisional results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,017	621	1,609	64	(37)
Provision for credit losses	18	2	(3)	–	–
Compensation and benefits	789	658	868	20	(9)
General and administrative expenses	432	490	466	(12)	(7)
Commission expenses	90	81	112	11	(20)
Goodwill impairment	30	0	0	–	–
Restructuring expenses	106	165	4	(36)	–
Total other operating expenses	658	736	582	(11)	13
Total operating expenses	1,447	1,394	1,450	4	0
Income/(loss) before taxes	(448)	(775)	162	(42)	–
Statement of operations metrics
Return on regulatory capital (%)	(25.3)	(37.7)	6.9	–	–
Cost/income ratio (%)	142.3	224.5	90.1	–	–

Capital and leverage metrics
As of the end of 1Q23, RWA of USD 43.4 billion increased USD 0.6 billion compared to the end of 4Q22, mainly driven by an increase in movements in risk levels in operational risk, primarily reflecting a reduction in operational risk insurance, partially offset by a decrease in movements in risk levels in market risk, including reduced rates exposure. Leverage exposure of USD 129.4 billion decreased USD 10.3 billion compared to the end of 4Q22, largely driven by timing on settlement of US treasury auctions, partially offset by reduced collateral utilization.
Divisional results (continued)
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	278	198	293	40	(5)
Equity sales and trading	420	70	658	500	(36)
Capital markets	241	171	439	41	(45)
Advisory and other fees	77	183	208	(58)	(63)
Other revenues [1]	1	(1)	11	–	(91)
Net revenues	1,017	621	1,609	64	(37)
Balance sheet statistics (CHF million)
Total assets	64,025	74,932	135,892	(15)	(53)
Net loans	7,574	7,357	7,580	3	0
Risk-weighted assets	39,631	39,647	43,417	0	(9)
Risk-weighted assets (USD)	43,439	42,865	47,058	1	(8)
Leverage exposure	118,037	129,190	195,704	(9)	(40)
Leverage exposure (USD)	129,377	139,676	212,117	(7)	(39)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	1Q23	4Q22	1Q22
Results (CHF million)
Net revenues	1,017	621	1,609
Real estate (gains)/losses	0	0	(50)
Adjusted net revenues	1,017	621	1,559
Provision for credit losses	18	2	(3)
Total operating expenses	1,447	1,394	1,450
Goodwill impairment	(30)	0	0
Restructuring expenses	(106)	(165)	(4)
Major litigation provisions	0	(12)	0
Expenses related to real estate disposals	(2)	0	(2)
Adjusted total operating expenses	1,309	1,217	1,444
Income/(loss) before taxes	(448)	(775)	162
Adjusted income/(loss) before taxes	(310)	(598)	118
Adjusted return on regulatory capital (%)	(17.5)	(29.0)	5.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 1Q23, fixed income revenues of CHF 278 million decreased 5% compared to 1Q22, as low client activity across most businesses was partially offset by constructive market conditions in global credit products and rates. We had lower revenues in our foreign exchange and credit investor products franchises, mainly due to less favorable trading conditions. These decreases were partially offset by higher revenues in global credit products, mainly driven by a significant increase in investment grade trading revenues due to heightened volatility. Revenues in our rates franchise increased, driven by strong interest rate volatility coupled with gains on the buyback activity principally in our structured notes portfolio.
Compared to 4Q22, fixed income revenues increased 40%, reflecting improved performance across most products, albeit from low levels. We had higher revenues in credit investor products compared to a weak 4Q22 performance, driven by increased client activity and higher new issuance volumes. Revenues in global credit products increased significantly, mainly driven by a substantial increase in investment grade trading revenues. We also had higher revenues in our foreign exchange franchise. We saw lower revenues in our rates franchise compared to a strong 4Q22 performance despite gains on the buyback activity principally in our structured notes portfolio.
Equity sales and trading
In 1Q23, equity sales and trading revenues of CHF 420 million decreased 36% compared to a strong 1Q22, which benefitted from more favorable market conditions, including high levels of volatility, which led to strong trading volumes. Equity derivatives revenues decreased significantly compared to a strong 1Q22 mainly reflecting lower results in flow derivatives and structured equity derivatives, despite significant gains on the buyback activity principally in our structured notes portfolio. Cash equities revenues declined, consistent with the lower trading volumes across regions.
Compared to 4Q22, equity sales and trading revenues increased significantly from very low levels. The increase was primarily driven by higher equity derivatives revenues, particularly in our structured equity derivatives franchise, which was significantly impacted by gains on the buyback activity principally in our structured notes portfolio. In 4Q22, structured equity derivatives were significantly adversely impacted by low client activity, including as a result of the Group’s credit rating downgrades in the quarter. Cash equities revenues declined due to lower revenues in EMEA and the Americas.
Capital markets
In 1Q23, capital markets revenues of CHF 241 million decreased 45% compared to 1Q22, reflecting significantly lower street fees across products, challenging market conditions and lower market share, partially offset by a recovery on unrealized mark-to-market losses in our leveraged finance underwriting portfolio. Debt capital markets revenues decreased, reflecting reduced issuance activity, particularly in leveraged finance. In addition, equity capital markets revenues decreased significantly, reflecting continued subdued street fees and lower market share.
Compared to 4Q22, capital markets revenues increased 41%, driven by significantly higher debt capital markets revenues reflecting the recovery on unrealized mark-to-market losses in our leveraged finance underwriting portfolio. This was partially offset by lower revenues in equity capital markets due to a prolonged downturn in issuance activity.
Advisory and other fees
In 1Q23, advisory revenues of CHF 77 million decreased 63%, reflecting reduced industry-wide activity and lower market share.
Compared to 4Q22, advisory revenues decreased 58%, reflecting reduced industry-wide activity and lower market share.

Provision for credit losses
In 1Q23, we recorded provision for credit losses of CHF 18 million compared to a release of CHF 3 million in 1Q22 and provision for credit losses of CHF 2 million in 4Q22. Provision for credit losses in 1Q23 mainly included higher non-specific provisions for expected credit losses.
Total operating expenses
In 1Q23, total operating expenses of CHF 1,447 million were stable compared to 1Q22, reflecting reduced compensation and benefits and lower general and administrative expenses, offset by increased restructuring expenses and a goodwill impairment charge. Compensation and benefits of CHF 789 million decreased 9%, reflecting lower discretionary compensation expenses and reduced deferred compensation expenses from prior year awards, partially offset by higher salary expenses reflecting the impact of deferred fixed cash compensation granted to certain employees in 2Q22. General and administrative expenses of CHF 432 million decreased 7%, mainly reflecting lower consulting expenses. In 1Q23, we incurred restructuring expenses of CHF 106 million, which included an impairment of internally developed software costs, compared to CHF 4 million in 1Q22. Adjusted total operating expenses decreased 9% compared to 1Q22.
Compared to 4Q22, total operating expenses increased 4%, mainly due to higher compensation and benefits, partially offset by lower restructuring expenses and lower general and administrative expenses. Compensation and benefits increased 20%, as 4Q22 mainly reflecting the acceleration of deferred compensation expenses due to the cancellation of outstanding deferred compensation awards. In 1Q23, we incurred restructuring expenses of CHF 106 million compared to CHF 165 million in 4Q22. General and administrative expenses decreased 12%, reflecting reduced allocated corporate function costs and consulting expenses. Adjusted total operating expenses increased 8% compared to 4Q22.
Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and excludes mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Investment banking & capital markets fees (USD million)
Advisory	98	187	228	(48)	(57)
Debt capital markets [1]	162	169	347	(4)	(53)
Equity capital markets	56	100	117	(44)	(52)
Investment banking & capital markets fees	316	456	692	(31)	(54)
1 Excludes mark-to-market movements of USD 80 million in 1Q23, USD (50) million in 4Q22 and USD (2) million 1Q22.

Corporate Center
In 1Q23, we reported income before taxes of CHF 14,816 million compared to losses of CHF 730 million in 1Q22 and income before taxes of CHF 113 million in 4Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center results also include legacy funding costs, legacy litigation expenses, a specific client compliance function and noncontrolling interests without significant economic interest. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
1Q23 results
In 1Q23, we reported income before taxes of CHF 14,816 million compared to losses before taxes of CHF 730 million in 1Q22 and income before taxes of CHF 113 million in 4Q22. Net revenues of CHF 15,052 million in 1Q23 were primarily driven by treasury results, which reflected the additional tier 1 capital notes write-down ordered by FINMA. Total operating expenses of CHF 236 million decreased 54% compared to 1Q22, mainly reflecting lower general and administrative expenses. Compared to 4Q22, total operating expenses increased 146%, primarily driven by higher compensation and benefits.
Corporate Center results
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Treasury results	15,009	212	(255)	–	–
Other	43	(3)	42	–	2
Net revenues	15,052	209	(213)	–	–
Provision for credit losses	0	0	(1)	–	100
Compensation and benefits	116	(10)	41	–	183
General and administrative expenses	96	59	473	63	(80)
Commission expenses	7	(6)	6	–	17
Restructuring expenses	17	53	(2)	(68)	–
Total other operating expenses	120	106	477	13	(75)
Total operating expenses	236	96	518	146	(54)
Income/(loss) before taxes	14,816	113	(730)	–	–
Balance sheet statistics (CHF million)
Total assets	46,769	24,577	43,345	90	8
Risk-weighted assets	39,277	39,424	42,766	0	(8)
Leverage exposure	48,282	24,275	41,635	99	16

Reconciliation of adjustment items
	Corporate Center
in	1Q23	4Q22	1Q22
Results (CHF million)
Net revenues	15,052	209	(213)
Real estate (gains)/losses	0	(18)	0
Additional tier 1 capital notes write-down	(15,007)	0	0
Adjusted net revenues	45	191	(213)
Provision for credit losses	0	0	(1)
Total operating expenses	236	96	518
Restructuring expenses	(17)	(53)	2
Major litigation provisions	(16)	12	(423)
Adjusted total operating expenses	203	55	97
Income/(loss) before taxes	14,816	113	(730)
Adjusted income/(loss) before taxes	(158)	136	(309)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 1Q23, RWA of CHF 39.3 billion was stable compared to the end of 4Q22, as increases in movements in risk levels in credit risk, including the usage of liquidity facilities, were offset by the de-risking of our securitized products business in operational risk. Leverage exposure was CHF 48.3 billion as of the end of 1Q23, an increase of CHF 24.0 billion compared to the end of 4Q22, mainly driven by an increase in our centrally held balance of HQLA, reflecting liquidity facilities, and higher business usage.
Results details
Net revenues
In 1Q23, we reported net revenues of CHF 15,052 million compared to negative net revenues of CHF 213 million in 1Q22 and net revenues of CHF 209 million in 4Q22.
Treasury results of CHF 15,009 million in 1Q23 primarily reflected revenues of CHF 14,988 million relating to funding activities, primarily due to the gains from the write-down of the additional tier 1 capital notes. In 1Q22, negative treasury results of CHF 255 million primarily reflected losses of CHF 135 million from fair value option volatility on own debt and volatility arising from hedging of that debt, losses of CHF 50 million with respect to structured notes volatility, losses of CHF 38 million relating to fair-valued money market instruments and losses of CHF 30 million relating to funding activities. In 4Q22, treasury results of CHF 212 million primarily reflected gains of CHF 94 million relating to fair-valued money market instruments, gains of CHF 58 million with respect to structured notes volatility, revenues of CHF 43 million relating to funding activities, as well as net gains of CHF 18 million from fair value option volatility on own debt and volatility arising from hedging of that debt.
Total operating expenses
Total operating expenses of CHF 236 million decreased CHF 282 million compared to 1Q22, mainly reflecting a decrease in general and administrative expenses, partially offset by an increase in compensation and benefits. General and administrative expenses of CHF 96 million decreased CHF 377 million, mainly reflecting lower litigation expenses. 1Q23 included litigation expenses of CHF 30 million and 1Q22 included litigation expenses of CHF 435 million, mainly legacy litigation expenses in connection with mortgage-related matters. In 1Q23, compensation and benefits increased CHF 75 million, mainly driven by higher deferred compensation and expenses from prior-year awards and higher expenses for long-dated deferred compensation and retirement programs. We incurred restructuring expenses of CHF 17 million.
Compared to 4Q22, total operating expenses increased CHF 140 million, mainly reflecting increases in compensation and benefits and general and administrative expenses, partially offset by a decrease in restructuring expenses. Compensation and benefits increased CHF 126 million, mainly driven by higher deferred compensation and expenses from prior-year awards. General and administrative expenses increased CHF 37 million, mainly reflecting expenses in relation to certain projects funded by the Corporate Center.

Capital Release Unit
In 1Q23, we reported a loss before taxes of CHF 399 million compared to a loss before taxes of CHF 394 million in 1Q22. We reduced RWA and leverage exposure by CHF 6.5 billion and CHF 13.8 billion, respectively, compared to 4Q22.
Capital Release Unit composition
As previously announced, as of 1Q23 the Capital Release Unit comprises our Non-Core Unit and the residual of our SPG businesses. The Non-Core Unit includes assets, operating expenses and funding costs associated with the following businesses and activities: the remaining global prime services business, select European lending and capital markets activities, non-Wealth Management-related lending in emerging markets, our global trust business, select trading assets from our Markets business and residual assets transferred from the Asset Resolution Unit. Transfers from the Investment Bank division included corporate bank and emerging markets loans, equity swaps, fixed income trading, rates and foreign exchange, legacy life finance business and minority interest investments.
Results summary
1Q23 results
In 1Q23, we reported a loss before taxes of CHF 399 million compared to a loss before taxes of CHF 394 million in 1Q22. Net revenues of CHF 345 million increased 81%, primarily reflecting a gain from the Apollo transaction of CHF 726 million, partially offset by a loss of revenues from businesses transferred from the Investment Bank, particularly from SPG. Net revenues in 1Q22 included a loss of CHF 353 million on the equity investment in Allfunds Group. Provision for credit losses in 1Q23 was CHF 4 million compared to a release of provision for credit losses of CHF 155 million in 1Q22 which reflected an assessment of the future recoverability of receivables related to Archegos. Total operating expenses of CHF 740 million were stable, as higher restructuring expenses and higher general and administrative expenses were offset by lower compensation and benefits and lower commission expenses.
Our 1Q23 loss before taxes of CHF 399 million compared to a loss before taxes of CHF 866 million in 4Q22. Net revenues increased CHF 486 million, mainly reflecting the gain on the Apollo transaction. Provision for credit losses of CHF 4 million compared to CHF 15 million in 4Q22. Total operating expenses increased 4%, mainly reflecting higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses.
Capital Release Unit
	in / end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Statements of operations (CHF million)
Net revenues	345	(141)	191	–	81
Provision for credit losses	4	15	(155)	(73)	–
Compensation and benefits	302	228	348	32	(13)
General and administrative expenses	321	404	298	(21)	8
Commission expenses	18	34	61	(47)	(70)
Restructuring expenses	99	44	33	125	200
Total other operating expenses	438	482	392	(9)	12
Total operating expenses	740	710	740	4	0
Loss before taxes	(399)	(866)	(394)	(54)	1
Balance sheet statistics (CHF million)
Total assets	98,074	102,648	171,268	(4)	(43)
Net loans	19,060	18,540	19,633	3	(3)
Risk-weighted assets	39,718	46,174	56,911	(13)	(29)
Risk-weighted assets (USD)	43,533	49,922	61,684	(13)	(29)
Leverage exposure	119,578	133,409	218,497	(9)	(45)
Leverage exposure (USD)	131,066	144,238	236,821	(9)	(45)

Reconciliation of adjustment items
	Capital Release Unit
in	1Q23	4Q22	1Q22
Adjusted results (CHF million)
Net revenues	345	(141)	191
Real estate (gains)/losses	0	0	(9)
(Gains)/losses on business sales	(726)	0	0
(Gain)/loss on InvestLab/Allfunds Group	0	75	353
Archegos	0	0	(17)
Adjusted net revenues	(381)	(66)	518
Provision for credit losses	4	15	(155)
Archegos	0	0	155
Adjusted provision for credit losses	4	15	0
Total operating expenses	740	710	740
Restructuring expenses	(99)	(44)	(33)
Major litigation provisions	0	(28)	0
Expenses related to real estate disposals	(1)	0	(1)
Expenses related to equity investment in Allfunds Group	0	(2)	0
Archegos	(6)	(8)	(11)
Adjusted total operating expenses	634	628	695
Loss before taxes	(399)	(866)	(394)
Adjusted loss before taxes	(1,019)	(709)	(177)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 1Q23, we reported RWA of CHF 39.7 billion, CHF 6.5 billion lower compared to the end of 4Q22, mainly due to movements in risk levels in credit risk and market risk, reflecting the Apollo transaction, the sale of residual assets and de-risking activities across the Non-Core Unit. Leverage exposure of CHF 119.6 billion decreased CHF 13.8 billion compared to the end of 4Q22. The reductions in leverage exposure related to the Apollo transaction, the sale of residual assets and de-risking activities across the Non-Core Unit, partially offset by an increase in HQLA allocations.
Results details
Net revenues
Compared to 1Q22, net revenues of CHF 345 million increased 81%, primarily reflecting a gain from the Apollo transaction of CHF 726 million, partially offset by a loss of revenues from businesses transferred from the Investment Bank, particularly from SPG. Net revenues in 1Q23 also included losses on the valuation of certain financing arrangements associated with the Apollo transaction. In 1Q22, net revenues included a loss of CHF 353 million on the equity investment in Allfunds Group.
Compared to 4Q22, net revenues increased CHF 486 million, mainly reflecting higher net revenues from the gain on the Apollo transaction. In 4Q22, negative net revenues primarily reflected a combination of lower trading revenues observed after the strategy announcement and costs incurred to de-leverage the portfolio in response to the Group’s significant deposit outflows.
Provision for credit losses
In 1Q23, we recorded provision for credit losses of CHF 4 million compared to a release of provision for credit losses of CHF 155 million in 1Q22 and provision for credit losses of CHF 15 million in 4Q22. The release of provisions in 1Q22 reflected an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
Compared to 1Q22, total operating expenses of CHF 740 million were stable, as higher restructuring expenses and higher general and administrative expenses were offset by lower compensation and benefits and lower commission expenses. Restructuring expenses of CHF 99 million increased CHF 66 million, mainly reflecting SPG-related expenses. General and administrative expenses of CHF 321 million increased 8%, mainly driven by professional services. Compensation and benefits of CHF 302 million decreased 13%, reflecting lower discretionary compensation expenses and lower salary expenses, primarily relating to the exit of prime services. Commission expenses of CHF 18 million decreased 70%, mainly driven by reduced trading activity, most notably from our prime services business.
Compared to 4Q22, total operating expenses increased 4%, mainly reflecting higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits increased 32%, as 4Q22 included lower deferred compensation relating to a downward adjustment to performance share awards as a result of the full year 2022 Investment Bank loss and forfeitures on staff departures. Restructuring expenses increased CHF 55 million, mainly reflecting SPG-related expenses. General and administrative expenses decreased 21%, mainly reflecting lower corporate function allocations and lower litigation expenses.

Assets under management
As of the end of 1Q23, assets under management were CHF 1,252.6 billion, 3.2% lower compared to the end of 4Q22, with net asset outflows of CHF 61.2 billion in 1Q23.
Assets under management, client assets and net new assets
	end of			% change
	1Q23	4Q22	1Q22	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	502.5	540.5	707.0	(7.0)	(28.9)
Swiss Bank	526.6	525.8	582.5	0.2	(9.6)
Asset Management	399.4	402.4	462.0	(0.7)	(13.5)
Assets managed across businesses [1]	(175.9)	(175.1)	(196.6)	0.5	(10.5)
Assets under management	1,252.6	1,293.6	1,554.9	(3.2)	(19.4)
of which discretionary assets	433.1	440.8	514.0	(1.7)	(15.7)
of which advisory assets	819.5	852.8	1,040.9	(3.9)	(21.3)
Client assets (CHF billion) [2]
Wealth Management	681.8	723.4	942.7	(5.8)	(27.7)
Swiss Bank	613.0	626.8	707.9	(2.2)	(13.4)
Asset Management	399.4	402.4	462.0	(0.7)	(13.5)
Assets managed across businesses	(175.9)	(175.1)	(196.6)	0.5	(10.5)
Client assets	1,518.3	1,577.5	1,916.0	(3.8)	(20.8)
in	1Q23	4Q22	1Q22
Net new assets (CHF billion)
Wealth Management	(47.1)	(92.7)	4.8
Swiss Bank	(6.9)	(8.3)	6.0
Asset Management [3]	(11.6)	(11.7)	(0.6)
Assets managed across businesses [1]	4.4	2.2	(2.3)
Net new assets/(net asset outflows)	(61.2)	(110.5)	7.9
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
In 1Q23, Credit Suisse experienced significant net outflows of assets under management.
> Refer to “Outflows in assets under management in 1Q23” in Credit Suisse for further information.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
1Q23 results
As of the end of 1Q23, assets under management of CHF 1,252.6 billion decreased CHF 41.0 billion compared to the end of 4Q22. The decrease was mainly driven by net asset outflows of CHF 61.2 billion, partially offset by favorable market movements of CHF 28.4 billion.
Net asset outflows of CHF 61.2 billion in 1Q23 mainly reflected outflows across the following businesses. Net asset outflows of CHF 47.1 billion in Wealth Management were driven by outflows across all regions. Net asset outflows of CHF 11.6 billion in Asset Management were driven by outflows from traditional investments, in particular fixed income and index solutions, and from alternative investments, primarily related to outflows in credit. Net asset outflows of CHF 6.9 billion in Swiss Bank mainly reflected outflows in the private clients business.

Additional financial metrics
Balance sheet
As of the end of 1Q23, total assets of CHF 540.3 billion increased 2% compared to 4Q22, reflecting higher operating activities, partially offset by a foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 12.6 billion, mainly reflecting significant increases in cash and due from banks, including central bank liquidity facilities, partially offset by decreases in trading assets and brokerage receivables.
Litigation
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.2 billion as of the end of 1Q23. Net litigation provisions recorded in 1Q23 were CHF 76 million.
Total shareholders’ equity
The Group’s total shareholders’ equity was CHF 54.1 billion as of the end of 1Q23 compared to CHF 45.1 billion as of the end of 4Q22. Total shareholders’ equity was positively impacted by net income attributable to shareholders, partially offset by losses on fair value elected liabilities relating to credit risk and foreign exchange-related movements on cumulative translation adjustments.
Liquidity metrics
Our three-month daily average LCR was 178% as of the end of 1Q23, an increase compared to 144% at the end of 4Q22. The increase in the LCR compared to 4Q22 was driven by a reduction in net cash outflows, partially offset by a small decrease in HQLA. The decrease in net cash outflows primarily resulted from a decrease in cash outflows from unsecured wholesale funding, mainly driven by decreases in non-operational deposits and unsecured debt as well as a decrease in outflows from credit and liquidity facilities mainly provided to other financial institutions. The net HQLA reduction is inclusive of offsetting gross movements driven by the aforementioned deposit outflows and subsequent liquidity assistance.
> Refer to “Credit Suisse and UBS to merge” in Credit Suisse for further information.
The NSFR was 108% as of the end of 1Q23 compared to 117% as of the end of 4Q22. The decrease in the NSFR reflects a decrease in available stable funding mainly attributed to a decrease in our deposits, partially offset by a decrease in required stable funding, primarily related to a decrease in our securities portfolio and our loans portfolio.
> Refer to “Liquidity issues in 1Q23” in Credit Suisse for further information.
Capital metrics
The CET1 ratio was 20.3% as of the end of 1Q23 compared to 14.1% as of the end of 4Q22. The tier 1 ratio was 20.3% as of the end of 1Q23 compared to 20.0% as of the end of 4Q22. The total capital ratio was 20.3% as of the end of 1Q23 compared to 20.0% as of the end of 4Q22.
CET1 capital of CHF 49.4 billion as of the end of 1Q23 increased 40% compared to CHF 35.3 billion as of the end of 4Q22, mainly due to the net income attributable to shareholders, which included the impact of the additional tier 1 capital notes write-down.
Additional tier 1 capital decreased from CHF 14.7 billion as of the end of 4Q22 to CHF 0.0 billion as of the end of 1Q23 due to the additional tier 1 capital notes write-down. Total eligible capital of CHF 49.4 billion as of the end of 1Q23 was stable compared to the end of 4Q22.
RWA of CHF 243.4 billion as of the end of 1Q23 decreased 3% compared to CHF 250.5 billion as of the end of 4Q22, mainly due to movements in risk levels and a negative foreign exchange impact. The movements in risk levels were mainly due reduced secured financing, securitizations and derivatives exposures in credit risk and de-risking of our securitized products portfolio in market risk, primarily in the Capital Release Unit.
BIS capital and leverage metrics
end of	1Q23	4Q22
Capital metrics
Risk-weighted assets (CHF billion)	243.4	250.5
CET1 ratio (%)	20.3	14.1
Tier 1 ratio (%)	20.3	20.0
Total capital ratio (%)	20.3	20.0
Leverage metrics
Leverage exposure (CHF billion)	653.0	650.6
CET1 leverage ratio (%)	7.6	5.4
Tier 1 leverage ratio (%)	7.6	7.7
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
Leverage metrics
The BIS tier 1 leverage ratio was 7.6% as of the end of 1Q23, with a BIS CET1 component of 7.6%.
Leverage exposure of CHF 653.0 billion as of the end of 1Q23 was stable compared to CHF 650.6 billion as of the end of 4Q22, as higher HQLA across most divisions, reflecting the liquidity facilities was offset by lower leverage exposure in the Investment Bank, mainly driven by timing on settlement of US treasury auctions, and in the Capital Release Unit, related to the Apollo transaction, the sale of residual assets and de-risking activities across the Non-Core Unit.
Credit Suisse AG – parent company
Information on Credit Suisse AG (Bank parent company)’s capital position and ratios will be available in accordance with our ordinary Pillar 3 reporting requirements in May 2023 and may reflect participation impairments.

Important information
The Group’s independent registered public accounting firm has not completed a review of the financial information in this Earnings Release. Any subsequent completion of a review may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to the proposed transaction between Credit Suisse and UBS, our intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), the reaction by our clients, employees and others to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, such as reputational harm resulting from prior events or reactions to our strategic initiatives, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors. See also “Cautionary statement regarding forward-looking information” in Appendix, “Risk factors” in Credit Suisse and “Risk factors” in I – Information on the company in our Annual Report 2022 for further information.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
			% change
end of	1Q23	4Q22	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	49,401	35,290	40
Tier 1 capital	49,401	50,026	(1)
Total eligible capital	49,401	50,026	(1)
Risk-weighted assets	243,431	250,540	(3)
Capital ratios (%)
CET1 ratio	20.3	14.1	–
Tier 1 ratio	20.3	20.0	–
Total capital ratio	20.3	20.0	–
Eligible capital – Group
			% change
end of	1Q23	4Q22	QoQ
Eligible capital (CHF million)
Total shareholders' equity	54,066	45,129	20
Adjustments
Regulatory adjustments [1]	134	(56)	–
Goodwill [2]	(1,559)	(2,871)	(46)
Other intangible assets [2]	(37)	(53)	(30)
Deferred tax assets that rely on future profitability	(59)	(141)	(58)
Shortfall of provisions to expected losses	(114)	(120)	(5)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(202)	(4,056)	(95)
Defined benefit pension assets [2]	(3,380)	(3,289)	3
Investments in own shares	(347)	(409)	(15)
Other adjustments [3]	899	1,156	(22)
Total adjustments	(4,665)	(9,839)	(53)
CET1 capital	49,401	35,290	40
High-trigger capital instruments (7% trigger)	0	10,495	(100)
Low-trigger capital instruments (5.125% trigger)	0	4,241	(100)
Additional tier 1 capital	0	14,736	(100)
Tier 1 capital	49,401	50,026	(1)
Total eligible capital	49,401	50,026	(1)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.

1Q23 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	35,290
Net income/(loss) attributable to shareholders [1]	12,432
Foreign exchange impact [2]	(344)
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	1,256
Other [3]	767
Balance at end of period	49,401
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,736
Foreign exchange impact	145
Write-down of additional tier 1 capital notes	(14,883)
Other	2
Balance at end of period	0
Eligible capital (CHF million)
Balance at end of period	49,401
1 Includes the write-down of the additional tier 1 capital notes.
2 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
3 Includes the net effect of share-based compensation and the regulatory adjustment of own credit on fair-valued financial liabilities.
Risk-weighted assets – Group
end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Corporate Center	Capital Release Unit	Group
1Q23 (CHF million)
Credit risk	31,819	62,981	6,138	23,990	8,422	25,788	159,138
Market risk	178	134	35	4,322	951	5,642	11,262
Operational risk	14,334	7,305	1,881	11,319	29,904	8,288	73,031
Risk-weighted assets	46,331	70,420	8,054	39,631	39,277	39,718	243,431
4Q22 (CHF million)
Credit risk	32,680	62,189	6,366	24,101	6,187	29,492	161,015
Market risk	248	77	40	5,041	768	8,851	15,025
Operational risk	14,313	7,380	2,002	10,505	32,469	7,831	74,500
Risk-weighted assets	47,241	69,646	8,408	39,647	39,424	46,174	250,540

Risk-weighted asset movement by risk type – Group
1Q23	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Corporate Center	Capital Release Unit	Total
Credit risk (CHF million)
Balance at beginning of period	32,680	62,189	6,366	24,101	6,187	29,492	161,015
Foreign exchange impact	(185)	(99)	10	(281)	(8)	(313)	(876)
Movements in risk levels	(1,373)	(216)	(238)	336	2,242	(3,467)	(2,716)
Model and parameter updates – internal [1]	316	945	0	(209)	1	144	1,197
Model and parameter updates – external [2]	381	162	0	43	0	(68)	518
Balance at end of period	31,819	62,981	6,138	23,990	8,422	25,788	159,138
Market risk (CHF million)
Balance at beginning of period	248	77	40	5,041	768	8,851	15,025
Foreign exchange impact	(3)	(1)	(1)	(55)	(11)	(81)	(152)
Movements in risk levels	(72)	55	(4)	(689)	191	(3,211)	(3,730)
Model and parameter updates – internal [1]	5	3	0	25	3	83	119
Balance at end of period	178	134	35	4,322	951	5,642	11,262
Operational risk (CHF million)
Balance at beginning of period	14,313	7,380	2,002	10,505	32,469	7,831	74,500
Foreign exchange impact	(203)	(100)	(27)	(154)	(447)	(109)	(1,040)
Movements in risk levels	216	21	(95)	962	(2,135)	562	(469)
Model and parameter updates – internal [1]	8	4	1	6	17	4	40
Balance at end of period	14,334	7,305	1,881	11,319	29,904	8,288	73,031
Total (CHF million)
Balance at beginning of period	47,241	69,646	8,408	39,647	39,424	46,174	250,540
Foreign exchange impact	(391)	(200)	(18)	(490)	(466)	(503)	(2,068)
Movements in risk levels	(1,229)	(140)	(337)	609	298	(6,116)	(6,915)
Model and parameter updates – internal [1]	329	952	1	(178)	21	231	1,356
Model and parameter updates – external [2]	381	162	0	43	0	(68)	518
Balance at end of period	46,331	70,420	8,054	39,631	39,277	39,718	243,431
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
			% change
end of	1Q23	4Q22	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	49,401	35,290	40
Tier 1 capital	49,401	50,026	(1)
Leverage exposure	653,047	650,551	0
Leverage ratios (%)
CET1 leverage ratio	7.6	5.4	–
Tier 1 leverage ratio	7.6	7.7	–

Swiss capital metrics – Group
			% change
end of	1Q23	4Q22	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	49,401	35,290	40
Going concern capital	49,401	50,026	(1)
Gone concern capital	48,486	49,117	(1)
Total loss-absorbing capacity (TLAC)	97,887	99,143	(1)
Swiss risk-weighted assets	243,826	250,963	(3)
Swiss capital ratios (%)
Swiss CET1 ratio	20.3	14.1	–
Going concern capital ratio	20.3	19.9	–
Gone concern capital ratio	19.9	19.6	–
TLAC ratio	40.1	39.5	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
			% change
end of	1Q23	4Q22	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	49,401	35,290	40
Swiss CET1 capital	49,401	35,290	40
Additional tier 1 high-trigger capital instruments	0	10,495	(100)
Grandfathered additional tier 1 low-trigger capital instruments	0	4,241	(100)
Swiss additional tier 1 capital	0	14,736	(100)
Going concern capital	49,401	50,026	(1)
Bail-in debt instruments	48,486	49,117	(1)
Gone concern capital	48,486	49,117	(1)
Total loss-absorbing capacity	97,887	99,143	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	243,431	250,540	(3)
Swiss regulatory adjustments [1]	395	423	(7)
Swiss risk-weighted assets	243,826	250,963	(3)
1 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
			% change
end of	1Q23	4Q22	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	49,401	35,290	40
Going concern capital	49,401	50,026	(1)
Gone concern capital	48,486	49,117	(1)
Total loss-absorbing capacity	97,887	99,143	(1)
Leverage exposure	653,047	650,551	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	7.6	5.4	–
Going concern leverage ratio	7.6	7.7	–
Gone concern leverage ratio	7.4	7.6	–
TLAC leverage ratio	15.0	15.2	–
Rounding differences may occur.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
1Q23
Average	21	24	59	2	75	(148)		33
Minimum	13	20	52	1	65	–	[2]	28
Maximum	36	31	67	3	90	–	[2]	42
End of period	20	20	60	2	76	(144)		34
4Q22
Average	28	34	53	2	56	(126)		47
Minimum	18	30	47	2	49	–	[2]	38
Maximum	35	37	60	3	68	–	[2]	54
End of period	28	31	52	2	65	(139)		39
USD million
1Q23
Average	23	26	64	2	81	(160)		36
Minimum	14	22	56	1	70	–	[2]	30
Maximum	39	34	73	3	97	–	[2]	46
End of period	22	22	65	2	83	(157)		37
4Q22
Average	29	35	55	2	58	(130)		49
Minimum	18	32	51	2	51	–	[2]	41
Maximum	38	38	60	3	73	–	[2]	55
End of period	30	34	56	2	71	(151)		42
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	1Q23	4Q22	1Q22
Consolidated statements of operations (CHF million)
Interest and dividend income	4,175	4,214	2,234
Interest expense	(3,275)	(2,730)	(775)
Net interest income	900	1,484	1,459
Commissions and fees	1,733	1,893	2,601
Trading revenues	62	(581)	(36)
Other revenues	15,772	264	388
Net revenues	18,467	3,060	4,412
Provision for credit losses	83	41	(110)
Compensation and benefits	2,398	2,062	2,458
General and administrative expenses	1,392	1,710	2,148
Commission expenses	207	210	298
Goodwill impairment	1,324	0	0
Restructuring expenses	299	352	46
Total other operating expenses	3,222	2,272	2,492
Total operating expenses	5,620	4,334	4,950
Income/(loss) before taxes	12,764	(1,315)	(428)
Income tax expense/(benefit)	345	82	(151)
Net income/(loss)	12,419	(1,397)	(277)
Net income/(loss) attributable to noncontrolling interests	(13)	(4)	(4)
Net income/(loss) attributable to shareholders	12,432	(1,393)	(273)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	3.10	(0.46)	(0.10)
Diluted earnings/(loss) per share	3.08	(0.46)	(0.10)

Consolidated balance sheets
end of	1Q23	4Q22
Assets (CHF million)
Cash and due from banks	109,054	68,478
Interest-bearing deposits with banks	436	455
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	64,321	58,798
Securities received as collateral, at fair value	1,544	2,978
Trading assets, at fair value	47,353	65,461
Investment securities	2,405	1,718
Other investments	5,493	5,518
Net loans	261,424	264,165
Goodwill	1,553	2,903
Other intangible assets	428	458
Brokerage receivables	4,851	13,818
Other assets	41,429	46,608
Total assets	540,291	531,358
Liabilities and equity (CHF million)
Due to banks	9,929	11,905
Customer deposits	165,968	233,235
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,371	20,280
Obligation to return securities received as collateral, at fair value	1,544	2,978
Trading liabilities, at fair value	14,998	18,338
Short-term borrowings	117,967	12,414
Long-term debt	151,261	157,235
Brokerage payables	2,682	11,442
Other liabilities	15,318	18,200
Total liabilities	486,038	486,027
Common shares	160	160
Additional paid-in capital	38,802	38,615
Retained earnings	36,059	23,632
Treasury shares, at cost	(348)	(428)
Accumulated other comprehensive income/(loss)	(20,607)	(16,850)
Total shareholders' equity	54,066	45,129
Noncontrolling interests	187	202
Total equity	54,253	45,331

Total liabilities and equity	540,291	531,358

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q23 (CHF million)
Balance at beginning of period	160	38,615	23,632	(428)	(16,850)	45,129	202	45,331
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	12,432	–	–	12,432	(13)	12,419
Cumulative effect of accounting changes, net of tax	–	–	(5)	–	–	(5)	–	(5)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,757)	(3,757)	(1)	(3,758)
Sale/(repurchase) of treasury shares	–	(17)	–	14	–	(3)	–	(3)
Share-based compensation, net of tax	–	204	–	66	–	270	–	270
Changes in scope of consolidation, net	–	–	–	–	–	–	(3)	(3)
Balance at end of period	160	38,802	36,059	(348)	(20,607)	54,066	187	54,253
1 Distributions to owners in funds included the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity were all displayed under "not changing ownership".
Earnings per share
in	1Q23	4Q22		1Q22
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	12,432	(1,393)		(273)
Available for common shares	12,432	(1,393)		(273)
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	12,432	(1,393)		(273)
Available for common shares	12,432	(1,393)		(273)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	4,011.2	3,039.0		2,785.0
Dilutive share options and warrants	8.8	0.0		0.0
Dilutive share awards	20.0	0.0		0.0
For diluted earnings per share available for common shares [1]	4,040.0	3,039.0	[2]	2,785.0	[2]
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	3.10	(0.46)		(0.10)
Diluted earnings/(loss) per share available for common shares	3.08	(0.46)		(0.10)
1
Weighted-average potential common shares related to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 11.1 million, 9.9 million and 14.5 million for 1Q23, 4Q22 and 1Q22, respectively.

2
Due to the net losses in 4Q22 and 1Q22, 7.8 million and 0.8 million, respectively, of weighted-average share options and warrants outstanding and 31.1 million and 64.8 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	1Q23	4Q22	1Q22
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	143	229	42
of which severance expenses	73	113	13
of which deferred compensation	70	116	25
General and administrative-related expenses	156	123	4
of which pension expenses	19	25	0
Total restructuring expenses	299	352	46

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our statements as to the proposed transaction between Credit Suisse and UBS;
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the consummation of the proposed transaction between Credit Suisse and UBS, and the timing and implementation thereof;
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs resulting from strategy changes and their implementation;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 and in “Risk factors” in Credit Suisse in our 1Q23 Earnings Release.